# SEC Schedule 13D/A (Amendment No. 41) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor,, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- BROADWOOD PARTNERS, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,019,491; sole dispositive power 0; shared dispositive power 15,019,491; aggregate amount beneficially owned 15,019,491 (30.2% of the class)
- Broadwood Capital, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,019,491; sole dispositive power 0; shared dispositive power 15,019,491; aggregate amount beneficially owned 15,019,491 (30.2% of the class)
- Neal C. Bradsher: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 15,019,491; sole dispositive power 25,900; shared dispositive power 15,019,491; aggregate amount beneficially owned 15,045,391 (30.2% of the class)
- Richard T. LeBuhn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,280; shared voting power 6; sole dispositive power 21,280; shared dispositive power 6; aggregate amount beneficially owned 21,286 (0% of the class); the aggregate amount excludes certain shares
  Comment: Box 11 - Does not include 2,532 Shares over which Mr. LeBuhn does not have direct or indirect beneficial ownership. Such shares are held in three separate irrevocable trusts for Mr. LeBuhn's daughters in which Mr. LeBuhn has no voting or dispositive power and disclaims any beneficial ownership interest in such shares.
- Natalie R. Capasso: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Raymond A. Myers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jason J. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: This Amendment No. 41 to the Schedule 13D ("Amendment No. 41"), amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 12, 2004, (the "Original Schedule 13D," as amended, the "Schedule 13D") with respect to shares of common stock, par value $0.01 per share (the "Shares") of STAAR Surgical Company (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment No. 41 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the addition of the following:

The funds for the purchase of the 15,019,491 Shares beneficially owned by each of Broadwood Partners and Broadwood Capital came from Broadwood Partners' working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 15,045,391 Shares beneficially owned by Mr. Bradsher came from his personal funds and Broadwood Partners' working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented by the addition of the following:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 49,751,953 Shares outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 26, 2025 filed with the SEC by the Issuer on November 5, 2025. As of the date hereof, Broadwood Partners may be deemed to beneficially own 15,019,491 Shares, representing approximately 30.2% of the Shares outstanding. As of the date hereof, Broadwood Capital may be deemed to beneficially own 15,019,491 Shares, representing approximately 30.2% of the Shares outstanding. As of the date hereof, Mr. Bradsher may be deemed to beneficially own 15,045,391 Shares, representing approximately 30.2% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 15,019,491 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 15,019,491 Shares.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 15,019,491 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 15,019,491 Shares.

Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 15,019,491 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 15,019,491 Shares.
Transactions in the class effected during the past sixty days: Each of Broadwood Capital and Messrs. Bradsher, LeBuhn, Capasso, Myers and Martin has not entered into any transactions during the past sixty days. The transactions in the Shares by Broadwood Partners during the past sixty days are set forth in Exhibit 99.1 and are incorporated herein by reference. All such transactions were effected in the open market through a broker.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 99.1 Transactions in Issuer Securities During the Past Sixty Days.

## Signatures
- BROADWOOD PARTNERS, L.P.: /s/ Neal C. Bradsher, Neal C. Bradsher, President of Broadwood Capital, Inc. (11/21/2025)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher, Neal C. Bradsher, President (11/21/2025)
- Neal C. Bradsher: /s/ Neal C. Bradsher, Neal C. Bradsher (11/21/2025)
- Richard T. LeBuhn: /s/ Richard T. LeBuhn, Richard T. LeBuhn (11/21/2025)
- Natalie R. Capasso: /s/ Natalie R. Capasso, Natalie R. Capasso (11/21/2025)
- Raymond A. Myers: /s/ Raymond A. Myers, Raymond A. Myers (11/21/2025)
- Jason J. Martin: /s/ Jason J. Martin, Jason J. Martin (11/21/2025)